UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2019

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-233069, 333-222820 and 333-221462) of ObsEva SA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On August 7, 2019, ObsEva SA (the “Company”) issued a press release announcing that it had entered into a loan and security agreement with Oxford Finance (the “Credit Facility”), for a term loan of up to $75.0 million, subject to funding in three tranches. The Company received gross proceeds of $25.0 million from the first tranche of the Credit Facility upon entering into the agreement and intends to use the funds as part of its various clinical trials programs. The second tranche of $25.0 million may be drawn at the Company’s option between December 1, 2019 and January 31, 2020 upon positive results in the Phase 3 IMPLANT 4 clinical trial of nolasiban. The third tranche of $25.0 million may be drawn at the Company’s option between August 1, 2020 and September 30, 2020 upon positive results in the Phase 3 PRIMROSE 1 and 2 clinical trials of linzagolix. The Credit Facility is secured by substantially all of the Company’s assets, including its intellectual property. The loan bears a floating interest rate (partially based on thirty day U.S. LIBOR rate) currently amounting to 8.68% per year in total and will mature on August 1, 2024.

The Credit Facility includes affirmative and negative covenants applicable to the Company and its subsidiaries. The affirmative covenants include, among other things, covenants requiring the Company to maintain its legal existence and governmental approvals, deliver certain financial reports, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the Credit Facility contains customary negative covenants limiting its ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments.

Upon the occurrence and during the continuance of an event of default, Oxford Finance may declare all outstanding principal and accrued and unpaid interest under the Credit Facility immediately due and payable and exercise the other rights and remedies provided for under the Credit Facility and related loan documents. The events of default under the Credit Facility include, among other things, payment defaults, breaches of covenants or representations and warranties, material adverse changes, certain bankruptcy events, cross defaults with certain other indebtedness and judgment defaults.

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 7, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: August 7, 2019	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer